UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                  VIDAMED, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   926530 10 6
                                 (CUSIP Number)

                            Carol E. Malkinson, Esq.
                                 Medtronic, Inc.
                             7000 Central Ave. N.E.
                          Minneapolis, Minnesota 55432
                                 (612) 514-4000
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                November 20, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No.    926530 10 6                                      Page 2 of 8 Pages

 1      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                 Medtronic, Inc.
                 41-0793183
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [ ]

 3      SEC USE ONLY


 4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

                 WC
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]


 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        Minnesota

                7     SOLE VOTING POWER
                      7,690,000 (includes 1,590,000 shares which may be
  NUMBER OF           purchased upon exercise of exercisable warrant)
   SHARES       8     SHARED VOTING POWER
BENEFICIALLY                          0
  OWNED BY
    EACH        9     SOLE DISPOSITIVE POWER
  REPORTING           7,690,000 (includes 1,590,000 shares which may be
   PERSON             purchased upon exercise of exercisable warrant)
    WITH       10     SHARED DISPOSITIVE POWER
                                      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,690,000 (includes 1,590,000 shares which may be purchased upon exercise of exercisable warrant)

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                                  [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 21.12%

14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                 CO

                                  SCHEDULE 13D
CUSIP No.    926530 10 6                                    Page 3 of 8 Pages

 1      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                 Medtronic Asset Management, Inc.
                 41-1721127
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                      (a) [ ]
                                                                      (b) [ ]

 3      SEC USE ONLY


 4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

                 AF
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]


 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        Minnesota
               7     SOLE VOTING POWER
                     7,690,000 (includes 1,590,000 shares which may be purchased
  NUMBER OF          upon exercise of exercisable warrant)
   SHARES      8     SHARED VOTING POWER
BENEFICIALLY                         0
  OWNED BY
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING          7,690,000 (includes 1,590,000 shares which may be purchased
   PERSON            upon exercise of exercisable warrant)
    WITH      10     SHARED DISPOSITIVE POWER
                                     0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,690,000 (includes 1,590,000 shares which may be purchased upon exercise of exercisable warrant)

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                                  [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 21.12%

14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                 CO

Item 1.    Security and Issuer

This Amendment No. 1 to Schedule 13D relates to Common Stock, $0.01 par value per share, of VidaMed, Inc. ("VidaMed"), and amends Schedule 13D filed by Medtronic, Inc. and Medtronic Asset Management, Inc. The name and address of the principal executive offices of the issuer of such securities are VidaMed, Inc., 46107 Landing Parkway, Fremont, California 94538.

Item 2.    Identity and Background

(a), (b) and (c)

Medtronic, Inc. ("Medtronic"), 7000 Central Ave. N.E., Minneapolis, Minnesota 55432, is a Minnesota corporation, principally engaged in the business of therapeutic medical technology, specializing in implantable and interventional therapies. Medtronic Asset Management, Inc., 7000 Central Avenue N.E., Minneapolis, Minnesota 55432, a Minnesota corporation ("MAMI") is a wholly-owned subsidiary of Medtronic, Inc. through which Medtronic, Inc. holds certain investments. Information is provided below with respect to persons who are directors and executive officers of the reporting persons.

William W. George, Chairman, Chief Executive Officer and Director, Medtronic, Inc., 7000 Central Avenue N.E., Minneapolis, MN 55432;
Arthur D. Collins, Jr., President, Chief Operating Officer and Director, Medtronic, Inc., and President and Director, MAMI, 7000 Central Avenue N.E., Minneapolis, MN 55432;
Glen D. Nelson, M.D., Vice Chairman and Director, Medtronic, Inc., 7000 Central Avenue N.E., Minneapolis, MN 55432;
Michael R. Bonsignore, Director, Medtronic, Inc., Chairman and Chief Executive Officer, Honeywell International, Inc., 101 Columbia Road, P. O. Box 4000, Morristown, New Jersey 07962-2497;
William R. Brody, M.D., Ph.D., Director, Medtronic, Inc., President, The Johns Hopkins University, 3400 North St. Charles St., 242 Garland Hall, Baltimore, MD 21218;
Paul W. Chellgren, Director, Medtronic, Inc., Chairman and Chief Executive Officer, Ashland Inc., 50 E. RiverCenter Boulevard, P.O. Box 391, Covington, KY 41012-0391;
Frank L. Douglas, M.D., Ph.D., Director, Medtronic, Inc., Executive Vice President, Aventis Pharma AG, Theodor Heuss Allee 2, 65926 Frankfurt, Germany; Antonio M. Gotto, Jr., M.D., Director, Medtronic, Inc., Dean, Cornell University Medical College, Medical Affairs Provost, Cornell University, Office of the Dean, 1300 York Avenue, New York, NY 10021;
Bernadine P. Healy, M.D., Director, Medtronic, Inc., President and CEO, American Red Cross, 430 17th Street, N.W., Washington, DC 20006;
Denise M. O'Leary, Director, Medtronic, Inc., Private Venture Capital Investor, 124 Warren Road, San Mateo, California 94401
Jean-Pierre Rosso, Director, Medtronic, Inc., Chairman and Chief Executive Officer, CNH Global N.V., 700 State Street, Racine, WI 53404;
Jack W. Schuler, Director, Medtronic, Inc., Chairman, Stericycle, Inc. and Ventana Medical Systems, Inc., 28161 N. Keith Drive, Lake Forest, Illinois 60045;
Gordon M. Sprenger, Director, Medtronic, Inc., President and Chief Executive Officer, Allina Health System, 5601 Smetana Drive, Minneapolis, MN 55343;
Janet S. Fiola, Senior Vice President, Human Resources, Medtronic, Inc., 7000 Central Avenue N.E., Minneapolis, MN 55432;
Robert M. Guezuraga, Senior Vice President and President, Cardiac Surgery, Medtronic, Inc., 7000 Central Avenue N.E., Minneapolis, MN 55432;
Steven B. Kelmar, Senior Vice President, External Relations, Medtronic, Inc., 7000 Central Avenue N.E., Minneapolis, MN 55432;
Stephen H. Mahle, Senior Vice President and President, Cardiac Rhythm Management, Medtronic, Inc., 7000 Central Avenue N.E., Minneapolis, MN 55432; Andrew P. Rasdal, Senior Vice President and President, Vascular, Medtronic, Inc., 7000 Central Avenue N.E., Minneapolis, MN 55432;
Robert L. Ryan, Senior Vice President and Chief Financial Officer, Medtronic, Inc., and Vice President, Chief Financial Officer and Director, MAMI, 7000 Central Avenue N.E., Minneapolis, MN 55432;
David J. Scott, Senior Vice President, General Counsel and Secretary, Medtronic, Inc. and Vice President, Secretary and Director, MAMI, 7000 Central Avenue N.E., Minneapolis, MN 55432;
Keith E. Williams, Senior Vice President and President, Neurological, Spinal, Neurologic Technologies and ENT/Ophthalmic Businesses, Medtronic, Inc., 7000 Central Avenue N.E., Minneapolis, MN 55432;
Barry W. Wilson, Senior Vice President and President, Europe, Middle East and Africa, Medtronic, Inc., 7000 Central Avenue N.E., Minneapolis, MN 55432.

(d), (e) and (f)

No change.

Item 3.    Source and Amount of Funds or Other Consideration

This statement relates to a Purchase Agreement entered into on November 16, 2000 (the "Purchase Agreement") between VidaMed, Inc. ("VidaMed") and the Purchasers listed on Exhibit A to the Purchase Agreement, including MAMI. Pursuant to the Purchase Agreement, MAMI purchased 800,000 shares of VidaMed's common stock at a price of $2.00 per share on November 20, 2000. The Purchase Agreement grants to MAMI certain registration rights with respect to the shares purchased. A copy of the Purchase Agreement is attached hereto as an Exhibit and is incorporated herein by reference. The foregoing description of the Purchase Agreement is qualified in its entirety by reference to such Exhibit.

Item 4.    Purpose of Transaction

No change.

Item 5.    Interest in Securities of the Issuer

(a) Medtronic, Inc., through MAMI, is the beneficial owner of 7,690,000 shares of Common Stock of VidaMed (including 1,590,000 shares which are not outstanding but which may be purchased upon exercise of a currently exercisable warrant), which represents approximately 21.12% of the outstanding Common Stock of VidaMed (assuming exercise of the warrant). To the knowledge of the reporting persons, no other person named in Item 2 beneficially owns any VidaMed shares.

(b) Medtronic, Inc., through MAMI, has the sole power to vote and the sole power to dispose of all shares of VidaMed Common Stock beneficially owned by it.

(c) The only transaction in the Common Stock of VidaMed that was effected by any person named in paragraph (a) above during the past 60 days is the acquisition of 800,000 shares as reported in Item 3 above.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the subject securities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As described in Item 3 above, MAMI is a party to the Purchase Agreement pursuant to which MAMI acquired 800,000 shares of VidaMed Common Stock.

Item 7.    Material to Be Filed as Exhibits

Exhibit A - Agreement by the persons filing this Form 13D to make a joint filing (incorporated by reference to Exhibit A to initial Schedule 13D, filed January 14, 2000).

Exhibit B - Purchase Agreement dated January 4, 2000 by and between VidaMed, Inc. and the purchasers listed on Exhibit A thereto, including MAMI (incorporated by reference to Exhibit B to initial Schedule 13D, filed January 14, 2000).

Exhibit C - Warrant to purchase 1,590,000 shares of VidaMed, Inc. Common Stock dated January 4, 2000 (incorporated by reference to Exhibit C to initial
Schedule 13D, filed January 14, 2000).

Exhibit D - Purchase Agreement dated November 16, 2000 by and between VidaMed, Inc. and the purchasers listed on Exhibit A thereto, including MAMI.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  November 28, 2000

                            MEDTRONIC, INC.


                            By:  /s/ David J. Scott
                            David J. Scott
                            Senior Vice President and General Counsel

                            MEDTRONIC ASSET MANAGEMENT, INC.

                            By:  /s/ David J. Scott
                            David J. Scott
                            Vice President and Secretary

                                  EXHIBIT INDEX



Exhibit           Description

A Agreement by the persons filing this Form 13D to make a joint filing (incorporated by reference to Exhibit A to initial Schedule 13D, filed January 14, 2000).

B        Purchase Agreement dated January 4, 2000 by and between VidaMed, Inc.
         and the purchasers listed on Exhibit A thereto, including MAMI (incorporated by reference to Exhibit B to initial Schedule 13D, filed January 14, 2000).

C Warrant to purchase 1,590,000 shares of VidaMed, Inc. Common Stock dated January 4, 2000 (incorporated by reference to Exhibit C to initial Schedule 13D, filed January 14, 2000).

D        Purchase Agreement dated November 16, 2000 by and between VidaMed, Inc.
         and the purchasers listed on Exhibit A thereto, including MAMI.